Exhibit 99.1

NAYAX LTD.

3 Arik Einstein Street
Building B, 1st Floor
Herzliya 4659071
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 16, 2025

The Annual General Meeting of Shareholders of Nayax Ltd. (the “Company”) will be held at the offices of the Company, 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel, on July 16, 2025, at 4:00 p.m. Israel time, or at any adjournments or postponements thereof (the “General Meeting”), for the following purposes:

1.
Approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.	Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2026:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.

The financial statements of the Company for the fiscal year ended December 31, 2024 will be presented for discussion at the General Meeting.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the above proposals, as are described in the attached proxy statement.

Record Date

Only holders of record of ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”) at the close of business on June 10, 2025 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting. If your Ordinary Shares are registered in your name, you are a holder of record. If your Ordinary Shares are not held in your name, please see “How You Can Vote” below.

How You Can Vote

For information regarding how you can vote, refer to “How You Can Vote” in the attached Proxy Statement.

Even if you plan to attend the General Meeting, the Board of Directors unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel Tel: +972 3 769380, Sunday through Thursday between 10:00 a.m. – 3:00 p.m. Israel time, and will also be made available to the public on the Company’s website http://www.nayax.com, the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors, Yair Nechmad Chairman of the Board of Directors

Herzliya, Israel
June 5, 2025

NAYAX LTD.

3 Arik Einstein Street
Building B, 1st Floor
Herzliya 4659071
Israel

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 16, 2025

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”) of Nayax Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the annual general meeting of shareholders (the “General Meeting”), to be held on Wednesday, July 16, 2025, at 4:00 p.m. Israel time at the offices of the Company, 3 Arik Einstein Street, Building B, 1st Floor, Herzliya, Israel, or at any adjournments or postponements thereof.

It is proposed at the General Meeting to adopt the following items:

1.
Approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.

2.	Elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2026:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.

The financial statements of the Company for the fiscal year ended December 31, 2024 will be presented for discussion at the General Meeting.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on June 10, 2025 (the “Record Date”), shall be entitled to receive notice of, and to vote on the matters to be presented at, the General Meeting. At the close of business on May 29, 2025, the Company had outstanding 36,938,171 Ordinary Shares. If your Ordinary Shares are registered in your name, you are a holder of record. If your Ordinary Shares are not held in your name, please see “How You Can Vote” below.

How You Can Vote

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the shareholders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company within the timeframes outlined below, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. If you are a registered shareholder, subject to applicable law and the rules of the Nasdaq Stock Market, LLC (“Nasdaq”), in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR” vote.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience.

•
Shareholders of record on the Company's U.S. transfer agent shareholder list are requested to complete, date and sign the enclosed form of proxy and to return it no later than Wednesday, July 16, 2025, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET on Tuesday, July 15, 2025) in the pre-addressed envelope provided. Alternatively, such shareholders may vote electronically before such time at www.proxyvote.com using the control number provided with your proxy materials.

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If your Ordinary Shares are held through a bank, broker or other nominee, which in turn holds the shares through Cede & Co. as nominee for The Depository Trust Company, such Ordinary Shares are considered to be held in “street name” and you are the beneficial owner with respect to such Ordinary Shares (“Beneficial Owners”). A Beneficial Owner as of the Record Date has the right to direct the bank, broker or other nominee how to vote Ordinary Shares beneficially owned by such Beneficial Owner at the General Meeting. If your Ordinary Shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or other nominee (who is considered, with respect to such Ordinary Shares, as the shareholder of record), together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your Ordinary Shares.

•
Shareholders registered in the Company’s shareholders register in Israel (“Registered Shareholders”) and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange (“TASE” and “TASE Member”, respectively) that are included among the Ordinary Shares registered in the Company’s shareholders register in Israel under the name of a nominee company in Israel (“Non-registered Shareholders”) should deliver or mail (via registered mail) a completed written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“TASE Ballot”) to the Company’s offices, c/o Ms. Gal Omer, at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel no later than Wednesday, July 16, 2025, at 12:00 p.m. Israel time (i.e., at least four (4) hours before the General Meeting starts). By this time, Registered Shareholders must also provide the Company with a copy of their identity card, passport or certificate of incorporation (“Identifying Information”). A TASE Ballot submitted by a Registered Shareholder or Non-registered Shareholder without Identifying Information attached to it will not be valid. Non-registered Shareholders must provide the Company with an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution (“Ownership Certificate”), as required by the Israeli Companies Law, 1999 (the “Companies Law”) and Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. A TASE Ballot submitted by a Non-registered Shareholder without an Ownership Certificate attached to it will not be valid. A Non-registered Shareholder is entitled to receive the Ownership Certificate at the branch of the TASE Member through which such shareholder holds his Ordinary Shares, or request from such TASE Member to deliver it by mail. Such a request shall be provided to the relevant TASE Member in advance, and with respect to a specific securities account. A Non-registered Shareholder may direct the relevant TASE Member to deliver the Ownership Certificate to the Company through the electronic voting system of the Israel Securities Authority (the “Electronic Voting System”).

•
Alternatively, Israeli Non-registered Shareholders may vote electronically via the Electronic Voting System, no later than Wednesday, July 16, 2025, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the General Meeting starts). A Non-registered Shareholder should receive instructions about electronic voting from the TASE Member through which such Non-registered Shareholder holds his Ordinary Shares.

Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it in accordance with Section 9 of the Israel Companies Law Regulations (Proxy Voting and Positions Statements), 2005 (the “Companies Law Regulations (Proxy Voting)”).

•	Shareholders of record who intend to vote their Ordinary Shares in person are requested to bring proof of identity to the General Meeting.

•
Because a Beneficial Owner with shares held in “street name” is not a shareholder of record, such shareholders may not vote those Ordinary Shares directly at the General Meeting unless they obtain a “legal proxy” from the bank, broker or other nominee that holds the Ordinary Shares directly, giving them the right to vote the Ordinary Shares at the General Meeting. Brokers that hold ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the General Meeting agenda may be considered routine. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Ordinary Shares, if the shareholder wants its Ordinary Shares to count for all proposals.

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Both Registered Shareholders and Non-registered Shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information prior to meeting and Non-registered Shareholders must also provide an Ownership Certificate, no later than Sunday, July 13, 2025, at 4:00 p.m. Israel time (i.e., at least seventy-two (72) hours before the General Meeting starts). Both Registered Shareholders and Non-registered Shareholders may revoke their proxies or TASE Ballot (as applicable) in accordance with Section 9 of the Companies Law Regulations (Proxy Voting).

Even if you plan to attend the General Meeting, the Board of Directors unanimously recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the General Meeting.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to the shareholders on or about June 13, 2025. In addition to solicitation of proxies by the shareholders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Change or Revocation of Proxy

Shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by, as applicable: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the General Meeting); or (iii) voting in person at the General Meeting. However, attendance at the General Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the General Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Quorum and Vote Required for Approval of Each of the Proposals

Two (2) or more shareholders holding Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day of the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

Pursuant to the Companies Law, the approval of Proposals 1 and 2 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Other Matters

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the General Meeting (and in case of proposals for nominating or removal of a director, at least five percent (5%) of the Company’s total voting rights) by submitting their proposals to the Company’s offices, c/o Ms. Gal Omer, at 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel, no later than the close of business on Thursday, June 12, 2025. If the Company determines that a shareholder’s proposal is appropriate for inclusion in the General Meeting agenda, a revised agenda will be published by the Company.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the salary expenses and social benefit costs of the Company’s five highest compensated executive officers in the year ended December 31, 2024, see Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 4, 2025 (the “Annual Report”), a copy of which is available on the SEC’s website at http://www.sec.gov or on the Company’s website at https://nayax.com.

CORPORATE GOVERNANCE

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of Company directors must not be less than three (3) and shall not exceed seven (7) members. The term of office of the directors expires at each annual general meeting. At each annual general meeting the then-serving directors may be re-nominated to serve an additional one-year term that expires at the annual general meeting held in the year following such election.

As an Israeli company, the Company is subject to various corporate governance requirements under the Companies Law, including relating to matters such as external directors, the audit committee, the compensation committee and the internal auditor.

Under U.S. securities laws, the Company qualifies as a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer, the Company is permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that the Company discloses which requirements it is not following and the equivalent Israeli requirement, as we currently do in Item 16G. “Corporate Governance” of our Annual Report. We also qualify as a “controlled company” as such term is defined in applicable Nasdaq Listing Rules. Although we do not intend to rely on any “controlled company” exemption from Nasdaq corporate governance rules, we may elect to rely on such exemptions in the future.

As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For more information regarding the Company’s corporate governance practices, see Item 6. “Directors, Senior Management and Employees” of our Annual Report.

Committees of the Company’s Board of Directors

The Board of Directors has established an audit committee, a remuneration committee and a nominating and corporate governance committee. Each committee operates in accordance with a written charter that sets forth such committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as such duties are specified by Nasdaq Listing Rules and the Companies Law. Members serve on these committees until their resignation or until otherwise determined by the Board of Directors. The Company’s Board of Directors may establish other committees as it deems necessary or appropriate from time to time. For more information regarding the Company’s committees, see Item 6.C. “Board Practices - Committees of our Board of Directors” of the Company’s Annual Report.

Other Corporate Governance Practices

Below is a summary of other key governance practices and policies that the Board of Directors believes help advance the Company’s goals and protect the interests of the shareholders, including:

☑	Base a portion of the compensation opportunity of our executive officers on our and their respective performance.	☑	Annual bonuses are subject to the attainment of pre-set periodic objectives, individual and Company targets determined annually, and to discretionary evaluations.
☑	Set annual performance targets to our chief executive officer based on measurable objectives.	☑
Offer equity and cash compensation which we believe enhances alignment between executive officers’ interests with the Company’s and shareholders’ long-term interests, as well as strengthens retention and motivation of executive officers in the long-term.

☑
Adopted a ‘clawback policy’ and include in our Compensation Policy ‘clawback’ provisions which allow us under certain circumstances to recoup excess incentive compensation to executive officers where the company is required to prepare a financial restatement to correct a material error.
		☑	Tailor executive officers’ compensation to target our short and long-term goals, as well as each officer’s individual performance.
☑	Maintain a majority independent Board of Directors, including two external directors under the Companies Law.	☑
Include in our compensation policy measures designed to reduce executive officers’ incentives to take excessive risks that may harm us in the long-term, such as limit cash bonuses and equity-based compensation, as well as the ratio between the variable and the total compensation of an executive officer and set minimum vesting periods for equity-based compensation.

☑	Maintain entirely independent audit and remuneration committees.

BENEFICIAL OWNERSHIP OF THE COMPANY’S ORDINARY SHARES

The beneficial ownership of Ordinary Shares is determined in accordance with the SEC rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, Ordinary Shares subject to options or other rights that are exercisable on or within 60 days of May 29, 2025, are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of calculating the percentage ownership of that person but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 36,938,171 Ordinary Shares outstanding as of May 29, 2025.

All of the Company’s shareholders, including the shareholders listed below, have the same voting rights attached to their Ordinary Shares. Neither the Company’s principal shareholders nor the Company’s directors and executive officers will have different or special voting rights with respect to their Ordinary Shares. Unless otherwise noted, the address of each shareholder listed below is 3 Arik Einstein Street, Building B, 1st Floor, Herzliya 4659071, Israel.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Amir Nechmad(1)	6,883,062	18.63%
Yair Nechmad(2)	8,932,432	23.90%
David Ben-Avi(3)	7,007,795	18.85%
Other Executive Officers and Board Members
Rina Shafir	*	*
Vered Raz Avayo	*	*
Nir Dor	*	*
Reuven Ben Menachem	*	*
Eran Havshush	*	*
Sagit Manor	*	*
Oren Tepper	*	*
Keren Sharir	*	*
Tami Erel	*	*
Gal Omer	*	*
Oded Frenkel	*	*
Moshe Shmaryahu	*	*
Yaron Aharon	*	*
Aaron Greenberg	*	*
Erez Aminpour	*	*
Eden Zafrani	*	*
All executive officers and Board members as a group (18 individuals)	16,069,988	42.6%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.

(1)	Consists of 6,883,062 ordinary shares held of record by Mr. Amir Nechmad.

(2)
Consists of (i) 8,497,389 ordinary shares held of record by Mr. Yair Nechmad or a company wholly owned by Mr. Yair Nechmad and (ii) 435,403 ordinary shares subject to options held by Mr. Yair Nechmad that are exercisable.

(3)	Consists of (i) 6,772,190 ordinary shares held of record by Mr. Ben-Avi and (ii) 235,605 ordinary shares subject to options held by Mr. Ben-Avi that are exercisable.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE FOLLOWING PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request that you carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

At the General Meeting, shareholders will be asked to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in our Annual Report.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, following the approval of the Audit Committee, to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

ELECTION OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. NIR DOR, MR. REUVEN BEN
MENACHEM AND MR. ERAN HAVSHUSH AS DIRECTORS

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of the Company’s directors shall not be less than three (3) and shall not exceed seven (7) (in each case, including the external directors). The term of office of each of the current directors of the Company expires at the General Meeting (other than external directors, who are elected to three-year terms). The Company is proposing the re-election of each of its current directors (excluding external directors): Mr. Yair Nechmad, Mr. David Ben-Avi, Mr. Nir Dor, Mr. Reuven Ben Menachem and Eran Havshush.

If elected, each director would serve for a one-year term until the next annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees. The Company is not aware of any reason why any of the nominees, if re-elected, should not be able to serve as a director.

Each of Mr. Yair Nechmad, Mr. David Ben-Avi, Mr. Nir Dor, Mr. Reuven Ben Menachem and Mr. Eran Havshush has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law. The Board of Directors has determined that each of Mr. Nir Dor and Mr. Reuven Ben Menachem qualifies as an independent director under the applicable requirements of Nasdaq and the Exchange Act.

Our directors, including external directors but excluding directors who are also Officers of the Company, are entitled to receive compensation in accordance with the fixed amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, and as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, as in effect from time to time. In accordance with such regulations, each such director currently receives an annual fee of NIS 76,888 (equal to approximately $21,082) and a per meeting fee of NIS 2,863 (equal to approximately $785). In addition, all of the Company's directors are entitled to benefit from coverage under the Company’s directors and officers liability insurance policies and from the letter of indemnification provided to such directors by the Company.

Mr. Havshush, who became a director of the Company in July 2024, has acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Fees paid by the Company to Mr. Havshush were $91,000, $88,000 and $112,000 in 2024, 2023 and 2022, respectively. Also, A. Omer & Co., an Israeli accounting firm where Mr. Havshush serves as a partner, has provided payroll and bookkeeping services to the Company and its Israeli subsidiaries since 2018. Fees paid by the Company (and its Israeli subsidiaries) to A. Omer & Co. were $148,000, $64,000 and $63,000 in 2022, 2023 and 2024, respectively.

On May 29, 2024, the Company, Mr. Havshush and A. Omer & Co. entered into a new service agreement (the “New Service Agreement”), pursuant to which Mr. Havshush will continue provide services to the Company related to accounting, tax reporting and compliance and other tax issues of the Company and its Israeli subsidiaries, mergers and acquisitions in Israel, and employee stock option plans, among others, for which he will receive a monthly fee of between NIS 20,000 to NIS 30,000 (equal to approximately $5,400 to $8,500, respectively), depending on hours worked, and additional compensation for services rendered in connection with completed acquisitions, offerings or additional special projects, equal to up to three times his monthly fees. In addition, under the New Service Agreement, A. Omer & Co. will continue to provide services to the Company and affiliated entities related to payroll, bookkeeping and tax matters, among others, with fees to be paid based on hourly rates of between NIS 200 and NIS 250 (equal to approximately $54 and $68, respectively), subject to a 25% discount. The foregoing is a summary of certain terms of the New Service Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the New Service Agreement, a copy of which is filed as an exhibit to the Annual Report.

The fees paid to Mr. Havshush and A. Omer & Co. pursuant to the New Service Agreement are in addition to director fees paid to Mr. Havshush for his service as a director of the Company.

In addition, Mr. Havshush also provides audit, tax and consulting services on an ongoing basis to our founders, Mr. Yair Nechmad, Mr. Amir Nechmad and Mr. David Ben-Avi.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees as of the date of this Proxy Statement:

Name	Age	Position
Yair Nechmad	62	Co-Founder, Chairman of the Board and CEO
David Ben-Avi	52	Co-Founder, Director and Chief Technology Officer
Nir Dor	61	Director
Reuven Ben Menachem	64	Director
Eran Havshush	49	Director

Yair Nechmad has served as our Chief Executive Officer and Chairman of our board of directors since 2005. Before co-founding Nayax in 2005, Mr. Nechmad served as Managing Director at Eden Springs Israel from 2000 to 2004. Mr. Nechmad also previously served as Vice President of Marketing at Eden Springs Group from 1998 to 2000, where he was responsible for the brand development across Israel and Europe. Prior to that, Mr. Nechmad was the advertising manager at the Central Bottling Co. Ltd., a Coca-Cola manufacturer in Israel, from 1990 to 1998. Mr. Nechmad holds a Bachelor of Science degree in political science from Tel Aviv University.

David Ben-Avi has served as our Chief Technology Officer and a member of our board of directors since 2005. Prior to co-founding Nayax in 2005, Mr. Ben-Avi served in and held various positions at a number of technology start-ups between 1998 and 2006. Mr. Ben-Avi holds a bachelor’s degree in Business Administration from Derby University and has a certificate in real estate appraisal from The College of Management Academic Studies.

Nir Dor Mr. Dor has served as a member of our board of directors since December 2022. Since 2014, Mr. Dor has served as Managing Partner of NET Capital Ventures, a private investment fund focused on high-tech, start-up companies in the fields of health, tourism and software. He currently serves on the board of directors of five of NET Capital Ventures’ privately owned portfolio companies. Mr. Dor previously served as chairman of the board of Cargal Ltd., board member of BVR Systems and CEO and then board member of Eden Springs. He received an accounting and finance degree from the College of Management Academic Studies in Rishon LeZion, Israel and is licensed as a CPA in Israel (inactive).

Reuven Ben Menachem has served as a member of our board of directors since 2021. Mr. Ben Menachem is the founder and former chief executive officer of Fundtech, a leading global provider of software to the fintech industry. Mr. Ben Menachem currently serves as the chairman of several boards of directors of fintech companies as well as social ventures.

Eran Havshush has served as a member of our board of directors since July 2024. Mr. Havshush has served as a director at Movement Wellness Ltd., an Israeli company specializing in promotion of a healthy lifestyle through the development and distribution of advanced technologies, products, and services, since April 2025, and previously served as an independent director at Boymelgreen Capital Ltd. (an Israeli public company). He has served as a partner in A. Omer & Co., an Israeli accounting firm, since 2002, and has acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Mr. Havshush also served as the Company’s auditor from 2006 to 2009. Mr. Havshush is a certified public accountant and holds a Bachelor of Arts degree in Economics and Accounting and a Master of Business Administration specializing in finance, both from Bar-Ilan University in Ramat Gan, Israel.

It is proposed that at the General Meeting, the following separate resolutions be adopted:

“RESOLVED, to elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2026:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt these resolutions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINATION OF EACH OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. NIR DOR, MR. REUVEN BEN MENACHEM AND MR. ERAN HAVSHUSH TO THE BOARD OF DIRECTORS.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting; however, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Yair Nechmad

Chairman of the Board of Directors
Dated: June 5, 2025